Exhibit (l)(36)

FORM OF PURCHASE AGREEMENT

Northern Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:

1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Investors AMT-Free Municipal Money Market Fund (the “Investors AMT-Free Municipal Money Market Shares”) for $1.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Investors AMT-Free Municipal Money Market Shares.

2. The Purchaser represents and warrants to the Trust that the Investors AMT-Free Municipal Money Market Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of __________, 2010.

NORTHERN FUNDS

By:

ERIC K. SCHWEITZER

By: